UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	1-8514

Smith International, Inc.

(Exact name of registrant as specified in its charter)

c/o Schlumberger Limited (Schlumberger N.V.)

5599 San Felipe, 17th Floor

Houston, Texas 77056

(713) 513-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $1.00 par value

Series A Participating Preferred Stock Purchase Rights

9.750% Senior Notes due 2019

8.625% Senior Notes due 2014

6% Senior Notes due 2016

6.75% Senior Notes due 2011

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Class of Securities	Number of Holders of Record
Common Stock, $1.00 par value	2
Series A Participating Preferred Stock Purchase Rights	0
9.750% Senior Notes due 2019	70
8.625% Senior Notes due 2014	51
6% Senior Notes due 2016	44
6.75% Senior Notes due 2011	26

Pursuant to the requirements of the Securities Exchange Act of 1934, Smith International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Smith International, Inc.

Date:	September 7, 2010	By:	/s/ Francesca Maestroni
Francesca Maestroni General Counsel